Managed Portfolio Series
c/o U.S. Bancorp Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

August 21, 2024

VIA EDGAR TRANSMISSION

Jay Williamson
Rebecca Marquigny
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos. 333-172080 and 811-22525
Kensington Hedged Premium Income ETF (S000087366)

Dear Mr. Williamson and Ms. Marquigny,
The purpose of this letter is to respond to the comments you provided on August 9, 2024, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 601 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding the Kensington Hedged Premium Income ETF (the “Fund”) as a series of the Trust. PEA No. 601 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on June 17, 2024. For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.
The Trust’s responses to your comments are as follows:
Investment objective:
1.Staff Comment: The Fund’s strategy indicates it is actively managed, yet the investment objective implies the Fund seeks similar performance to an index. Please revise for clarity, either removing the reference to the index from the Fund’s objective or describing the Fund and its index in the strategy disclosure.

Response: The Trust responds by removing the index from the Fund’s objective by amending the following disclosure (additions shown in underline and deletions shown in strikethrough):
“The Kensington Hedged Premium Income ETF (the “Fund”) seeks ~~to perform similar to MerQube Hedged Premium Income Index (MQKHPI) and seek~~ current income with the potential for capital appreciation.”
2.Staff Comment: We note the Fund’s investment objective and strategy reference the potential for capital appreciation. However, the call-writing strategy appears to limit the degree to which the Fund will participate fully in the capital appreciation associated with its equity investments. Similarly, the purchased calls and puts appear to offset income earned from selling calls. As written, it is unclear how the pieces fit together and what the net results are intended to be in various market conditions, directionally and by degree. Please revise Item 4 and 9 to explain in plain English the overall portfolio construction and how the various pieces fit together to accomplish the objective.
Response: The Trust responds by revising the applicable disclosure and by adding a graphic illustration substantially in the form set below, as suggested in Staff Comment 13, and amending the disclosure in the Principal Investment Strategies section:
“The Fund is an actively-managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by gaining exposure to the S&P 500® Index (the “S&P 500~~®~~”). The foundation of the Fund’s strategy involves buying shares of a cost-effective ETF that tracks the S&P 500, providing direct exposure to the broad market's performance. The Fund simultaneously implements a monthly call option strategy to generate income and a quarterly put option strategy to protect against large declines in the S&P 500~~®~~. ~~The Fund typically gains its exposure to the S&P 500® by investing in a cost-effective ETF that tracks the S&P 500®, but may also utilize index futures contracts~~.
In strategically buying and selling put and call options on the S&P 500, the Fund seeks to provide a partial buffer against market downturns, as well as provide additional income in flat to down markets, but resulting in lower upside potential during strong market rallies. The Fund’s expected performance relative to the S&P 500 under various market conditions can be summarized as follows:
•    When the S&P 500 is Flat or Declines: Expected Outperformance. In conditions where the S&P 500 shows minimal movement or decreases, the Fund is positioned to outperform the S&P 500, primarily due to the income generated from the monthly call options that produce monthly premium income. This anticipated outperformance is expected to increase during quarters where the S&P 500 declines by more than approximately 4-6%, due to the additional protection from the quarterly put options.

•    When the S&P 500 is Up: Underperformance. In scenarios where the S&P 500 experiences a monthly increase greater than approximately 1%, the Fund is likely to underperform the S&P 500. Underperformance would primarily be due to the Fund's option strategy that is intended to sacrifice a portion of the Fund’s upside potential in return for reduced volatility and additional income.”

S&P 500 ETF
Sell Monthly Call Spread
Buy Quarterly Put Spread
Kensington Hedged Premium Income
Monthly
Quarterly
Opportunity risk for selling call spread
Premium earned for selling call spread
Premium cost for buying put spread
Hedged S&P 500 exposure
Result
3% on avg
At-the-money
5% on avg
-20% on avg

        For illustrative purposes only. Figures are approximate and subject to change.

Fee Table
3.Staff Comment: Please provide a completed fee table in correspondence.
Response: The Trust responds by providing the following final fee table and example for the Fund.
“Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(1)	0.95%
Distribution and/or Service (12b-1) Fees	None
Other Expenses(2)	0.00%
Acquired Fund Fees and Expenses(2)	0.03%
Total Annual Fund Operating Expenses	0.98%
(1)Kensington Asset Management, LLC (the “Adviser”) has agreed to pay all expenses of the Fund, except for: (i) brokerage expenses and other fees, charges, taxes, levies or expenses incurred in connection with the execution of portfolio transactions or in connection with creation and redemption transactions; (ii) fees or expenses in connection with any arbitration, litigation or pending or threatened arbitration or litigation, including any settlements in connection therewith; (iii) extraordinary expenses; (iv) distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (“1940 Act”); (v) interest and taxes of any kind or nature; (vi) any fees and expenses related to the provision of securities lending services; (vii) the advisory fee payable to the Adviser; and (viii) all costs incurred in connection with shareholder meetings and all proxy solicitations (except for such shareholder meetings and proxy solicitations related to: (a) changes to the Adviser’s investment advisory agreement, (b) changes in control at the Adviser or a sub-adviser, (c) the election of any Board member who is an “interested person” of the Adviser (as that term is defined under Section 2(a)(19) of the 1940 Act), (d) matters initiated by the Adviser, or (e) any other matters that directly benefit the Adviser).
(2)Other Expenses and Acquired Fund Fees and Expenses are estimated since the Fund had not launched as of the date of this prospectus.
Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, taking into account the fee waiver for year one. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$100	$312
4.Staff Comment: We note that in subparagraph vii to footnote 1, the shareholder meeting and proxy exception includes five further subordinated subparagraphs identified using the same ordering convention. For clarity, please use an alternative means of identifying the separate tier of sub-paragraphs.
Response: The Trust responds by making the requested revision as reflected in the completed Fees and Expenses of the Fund table in response to Staff Comment 3 above.

Principal Investment Strategies
5.Staff Comment: At the beginning of the Principal Investment Strategies section, please revise to give investors more context to understand how the strategy will perform similarly to the MerQube Hedged Premium Income Index (MQKHPI). Currently there is little disclosure addressing the relationship between that index and the Fund’s S&P 500 index exposure or its option strategies. Revise to tell readers what the MQKHPI is, what it tracks, and how it does so.
Response: The Trust responds by referring to the responses to Staff Comments 1and 2 above, and by noting supplementally that the MerQube Hedged Premium Income Index (MQKHPI) will be added as a secondary index, along with a description of MQKHPI.
6.Staff Comment: Four instruments are named as integral to the Fund’s strategies and objectives (puts, calls, ETFs, and index futures). Index futures contracts are referenced in the last sentence of opening paragraph but not elsewhere in the strategy disclosure. If index futures contracts will be a principal strategy, please revise to discuss their role more fully, including how they fit into the overall portfolio composition and relate to the strategy’s design.
Response: The Trust responds by noting supplementally that ETFs tracking the S&P 500 will be purchased by the Fund to gain long exposure to the S&P 500. While S&P 500 index futures are a potential alternative method to gain this exposure, futures are not expected to be a principal investment strategy or a principal risk of the Fund and will be removed from the prospectus, with disclosure remaining in the Statement of Additional Information.
7.Staff Comment: While SPX call options and put options are defined terms, we seek further information supplementally. Given both the Fund and the index will achieve exposure to the S&P 500 through ETFs, the difference in choice of options may be significant. Index option strategies appear tied to SPY options, rather than the SPX options the Fund appears to use. Please explain the reasons and practical impacts of the choice to us. For example, help us understand what the choice of option does and how it may impact product performance and index tracking.
Response: The Trust responds by confirming that the Fund will use options on the S&P Index, and not options on an ETF, for the Fund’s call and put options strategies. The Fund will use ETFs that track the S&P 500 for its long exposure to the S&P 500.

8.Staff Comment: In the Monthly Call Options Strategy section, the disclosure states that “at the same time, the Fund will realize capital appreciation.” Please clarify if the Fund will be selling out of the money calls.
Response: The Trust responds by confirming that the Fund seeks to realize capital appreciation through its holding in an S&P 500 Index ETF and by supplementally clarifying that the Fund does not intend to sell out of money calls, only “at the money” calls. In addition, the Fund intends to buy calls that are approximately 3% out-of-the-money, seeking to limit losses on the sold options. The Trust further responds by amending the following disclosure:
“The monthly call options strategy consists of a mix of selling and purchasing ~~written (sold)~~ call options~~, and long (bought) call options~~ on the S&P 500~~®~~ (“~~SPX~~ S&P 500 call options”). The Fund seeks to generate income from the premiums earned from the ~~written (~~sold~~) SPX~~ S&P 500 call options. At the same time, the Fund ~~will~~ seeks to realize capital appreciation from its ~~exposure to the~~ S&P 500~~®~~ ETF holdings as ~~it~~ the S&P 500 increases in value, but with potentially reduced upside because of the ~~written (~~sold~~) SPX~~ S&P 500 call options it uses to generate premium income.”
9.Staff Comment: In that same section, the disclosure states that,“ [e]ach month the Fund writes (sells) SPX call options to generate premium income while simultaneously buying “out of the money” long SPX call options (i.e., options to purchase at a strike price that is higher than the current price of the reference security or index) to hedge against the possibility that the written (sold) SPX call options are exercised because the S&P 500® increases in value.” Is that statement accurate?
Response: The Trust responds by confirming that statement is accurate and referring to its responses to Staff Comments 1 and 2 above. The Trust further responds by revising the identified paragraph as follows:
“Each month the Fund ~~writes~~ sells S&P 500 ~~SPX~~ call options to generate premium income while simultaneously buying “out of the money” S&P 500 ~~SPX~~ call options (i.e., options to purchase at a strike price that is higher than the current price of the S&P 500) to hedge against the possibility that the sold S&P 500 ~~SPX~~ call options are exercised because the S&P 500 increases above the strike price of the sold S&P 500 ~~SPX~~ call options. For example, as the S&P 500 increases in value during the month, the holders of the sold S&P 500 ~~SPX~~ call options may be more incentivized to exercise their options which will create some losses for the Fund. However, if the price of the S&P 500 increases above the strike price of the purchased S&P 500 ~~SPX~~ call options, the Fund will be protected from larger losses because the Fund will exercise its purchased S&P 500 ~~SPX~~ call options, offsetting a portion of its losses on the sold S&P 500 ~~SPX~~ call options.”

10.Staff Comment: In the Quarterly Put Options Strategy section, the disclosure states that, “[f]or example, if the S&P 500® decreases in value during the quarter, the Fund may exercise its long (bought) put options to limit losses.” Please clarify that the Fund will still incur losses, but they will be less than what they would be absent the puts.
Response: The Trust responds by revising the identified paragraph as follows:
“The quarterly put options strategy is designed to protect against large declines in the S&P 500~~®~~. The quarterly put options strategy consists of a mix of buying and selling put options on the S&P 500~~®~~ Index (“S&P 500 ~~SPX~~ put options”). Each quarter the Fund purchases S&P 500 ~~SPX~~ put options that are approximately 4-6% below the current S&P 500 level, paying a premium for downside protection from ~~to hedge against~~ a large decline in the S&P 500~~®~~. ~~while~~ The Fund simultaneously sells S&P 500 ~~SPX~~ put options with a strike price ~~significantly~~ that is approximately 15-25% below the current price of the S&P 500~~®~~ to generate some premium income to offset a portion of the cost of the purchased put options. The quarterly options strategy of buying a put slightly below the current market price and selling another put farther below the current market price is designed to protect against significant market downturns at a reduced cost. ~~For example, if the S&P 500® decreases in value during the quarter, the Fund may exercise its long put options to offset to some extent is losses on its long position in the S&P500~~.
11.Staff Comment: Please explain the implications of the Fund being non-diversified to investors, and substitute “will” for “may” in the reference to active trading disclosure, if accurate.
Response: The Trust responds by revising the disclosure as follows:
“The Fund is considered to be non-diversified, which means it may invest a high percentage of its assets in a limited number of investments.”
With respect to the active trading disclosure, the Trust responds by confirming that the Fund will actively buy and sell put options (on a quarterly basis) and call options (on a monthly basis), and will generally buy and hold shares of an S&P 500 ETF. However, these transactions are not expected to impact the Fund's portfolio turnover rate, which would is generally expected to remain well below 100%. The Trust responds by deleting the referenced disclosure.
12.Staff Comment: Please substitute “will” for “may” in the reference to the Fund participating in securities lending, if accurate.
Response: The Trust declines to change the referenced language to “will.” Although the Fund would be open to participating in securities lending opportunities, the Fund expects that such opportunities would be very limited given the Fund’s expected portfolio holdings.

13.Staff Comment: Please consider including a graphic illustration of the Fund’s options strategies to show investors how the options function together. Please ensure the graphics have appropriate labels so investors may visualize how the derivatives work together and how the product performs.
Response: The Trust responds by referring to the response to Staff Comment 3 above.

Principal Risks
14.Staff Comment: We are unable to locate risk disclosure that appears principal based on the strategy disclosure. Please expand on or clarify tax-related futures and swaps-related risks.
Response: The Trust responds by removing the reference in the disclosure to swaps and futures, as neither instrument is expected to be a principal strategy.
15.Staff Comment: Please customize options risk disclosure to reflect any unique risks associated with options on the S&P 500 Index versus the underlying ETFs the Fund may hold.
Response: The Trust responds by supplementally confirming that the Fund does not intend to buy or sell options on the underlying ETFs.
16.Staff Comment: Why is updated performance not available on the Fund’s or the adviser’s website? If it will be, please update the disclosure.
Response: The Trust responds by revising the disclosure as follows:
“Updated performance information and daily NAV per share is available at no cost by calling toll-free [...] and on the Fund’s website at […]”

ADDITIONAL INFORMATION ABOUT INVESTMENT OBJECTIVE AND RELATED RISKS
17.Staff Comment: Please apply our comments on Item 4 to Item 9 as appropriate.
Response: The Trust responds by making the requested revisions and applying comments made to Item 4 disclosure to Item 9, as applicable.

Principal Investment Risks
18.Staff Comment: In the narrative immediately preceding the Principal Investment Risks, there is a reference to a “table below” while there does not appear to be any table below. Please edit or delete as appropriate.
Response: The Trust responds by deleting the sentence “The table below provides additional information regarding the risks of investing in the Fund.”

* * * * * * * *

We trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact the undersigned at (414) 254-6444.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Adam W. Smith
Adam W. Smith
Interim Secretary
Managed Portfolio Series

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.